Exhibit 99.1

Regentis Biomaterials Reports First Half 2026 Financial Results and Provides Corporate Update

Advances GelrinC® U.S. pivotal trial with 43 patients treated; Completion of enrollment expected by approximately year end 2026

Expands European commercialization readiness, including surgeon training and regulatory approval of new manufacturing process that improves production yield 400%

Strengthened balance sheet with $6.5 million private placement in June 2026

HERZLIYA, Israel, September 11, 2026 - Regentis Biomaterials Ltd. (“Regentis” or the “Company”) (NYSE American:RGNT), a regenerative medicine company focused on innovative tissue repair solutions, today reported financial results for the six months ended June 30, 2026 and provided a corporate and clinical update.

“During the first half of 2026, we continued to advance GelrinC® on multiple fronts as we build toward important clinical and commercial milestones in the U.S. and Europe,” said Ehud Geller, CEO and Executive Chairman of Regentis. “Interest in GelrinC® from physicians, patients and clinical centers continues to build, and we are encouraged by the engagement we are seeing as we expand the number of active clinical sites in the United States and Europe. Based on the current pace of enrollment, we now expect to complete full enrollment of 80 patients in our U.S. pivotal trial on or around the end of this year, compared with our previous expectation of the third quarter. This timing reflects the practical pace of site activation and patient recruitment in the U.S. and Europe.”

“Enthusiasm for GelrinC® is building in Europe, where we have CE Mark approval, as we prepare for commercialization. We are engaging with physicians and clinical centers and advancing surgeon training through our European Centers of Excellence to support adoption of the procedure. Progress in both the U.S. and Europe reinforces our confidence in GelrinC®’s potential to provide a simple, off-the-shelf regenerative treatment for patients suffering from painful articular cartilage injuries.”

Corporate and Clinical Highlights

•	Advanced pivotal Phase III GelrinC® clinical trial and expanded U.S. clinical site network. To date, Regentis has recruited and treated 43 of 80 patients. The Company expanded its U.S. clinical network during the first half of 2026, adding leading orthopedic centers across the country.

•	Expanded European clinical network and advanced preparations for GelrinC® commercialization. Regentis added clinical sites in Italy, Germany, Serbia, Slovenia and Romania, expanding its network of European orthopedic centers. With CE Mark approval, the Company continued preparations for commercialization, including physician engagement and surgeon training through its growing network of European Centers of Excellence.

•	Advanced manufacturing capabilities with a 400% increase in production yield to support commercialization. Regentis developed and filed patents for a new solvent-free manufacturing process that increases GelrinC® production yield by 400%. In July, the Company received regulatory approval for the new manufacturing process from the European Notified Body, supporting manufacturing scale-up for anticipated European commercial requirements and future market expansion.

•	Expanded IP protection for GelrinC®. The Japan Patent Office issued a Notice of Allowance for Regentis’ patent application titled “Organic Solvent Free Compositions Comprising Protein-Polymer Conjugates and Uses Thereof,” extending protection in Japan for the Company’s proprietary solvent-free technology used in the manufacture of GelrinC®.

•	Reported long-term MRI data demonstrating native-like cartilage regeneration with GelrinC®. At 24 months, GelrinC®-treated patients demonstrated layered cartilage architecture comparable to native hyaline cartilage. The analysis used validated MRI methodologies accepted by U.S. and European regulators and showed progressive maturation and organization of regenerated cartilage over time.

•	Published peer-reviewed data demonstrating long-term durability of cartilage repair. Results published in the peer-reviewed journal Cartilage used quantitative MOCART assessment of the complete follow-up dataset from the GelrinC® Phase II study, demonstrating durable morphological cartilage repair through two years and supporting the quality and durability of regenerated tissue.

First Half 2026 Financial Highlights

•	Research and development expenses were approximately $1.2 million for the six months ended June 30, 2026, compared with $180,000 for the same period in 2025. The increase primarily reflected advancement of the Company’s ongoing pivotal clinical study, including personnel, production and material costs and outsourced services.

•	General and administrative expenses were approximately $1.2 million, compared with $259,000 for the first six months of 2025. The increase primarily reflected higher personnel-related expenses and costs associated with operating as a public company following Regentis’ December 2025 initial public offering.

•	Operating loss was approximately $2.4 million, compared with $439,000 in the first six months of 2025.

•	Net loss improved to approximately $2.6 million, or $0.44 per share, compared with a net loss of approximately $3.2 million, or $1.17 per share, for the first six months of 2025. The improvement primarily reflected a significant reduction in finance expenses, partially offset by increased research and development and general and administrative expenses.

•	Completed $6.5 million private placement. In June 2026, Regentis completed a private placement with aggregate gross proceeds of approximately $6.5 million.

•	Cash and cash equivalents totaled approximately $9.0 million as of June 30, 2026. Net cash used in operating activities was approximately $2.8 million during the first six months of 2026. As of June 30, 2026, the Company has repaid its debt entirely.

More detailed information can be found in the Company’s Form 6-K, a copy of which has been filed with the Securities and Exchange Commission (SEC) on September 11, 2026 and can be accessed on the SEC’s website at http://www.sec.gov/ as well as via the Company’s investor relations website at https://investors.regentis.co.il/sec-filings.

About GelrinC®

Regentis’ lead product, GelrinC®, is a cell-free, off-the-shelf hydrogel implant having synchronized erosion and resorption for the treatment of painful and debilitating injuries to focal articular knee cartilage. As an innovative regenerative medical product, GelrinC® offers an unprecedented solution that gives surgeons and payers an off-the-shelf, ready to use, simple to perform, reliable, and cost-effective procedure that provides patients with a single, 10-minute procedure, faster recovery, sustained pain relief, and functional improvement for more than 5 years, based on clinical study results to date. No effective off-the-shelf, ready to use treatment for focal knee cartilage defects is currently available on the market. GelrinC® has CE Mark approval in the European Union and is now being evaluated in a pivotal U.S. Food and Drug Administration (FDA) study, which has completed over 50% enrollment.

About Regentis Biomaterials

Regentis Biomaterials Ltd is a regenerative medicine company dedicated to developing innovative tissue repair solutions that restore health and enhance quality of life. With an initial focus on orthopedic treatments, Regentis’ Gelrin platform technology, based on synchronized, degradable hydrogel implants, regenerates damaged or diseased tissue including inflamed cartilage and bone. Regentis’ lead product GelrinC®, is a cell-free, off-the-shelf hydrogel that is eroded and resorbed in the knee, allowing the surrounding cells to regenerate the cartilage in a controlled and synchronous process. GelrinC® aims to address a market of approximately 470,000 cases for cartilage knee repair annually in the U.S. where no off-the-shelf treatment is available.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words, and include beliefs regarding Regentis’ plans to commence European surgeon activities and the timing thereof. Forward-looking statements are based on Regentis’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, without limitation: the ability of our clinical trials to demonstrate safety and efficacy of GelrinC or any future product candidate, and other positive results; the timing and focus of our preclinical studies and clinical trials, and the reporting of data from those studies and trials; the size of the market opportunity for of GelrinC or any future product candidate, including our estimates of the number of patients who suffer from the diseases we are targeting; our ability to accurately identify demand for product candidates; the success of competing therapies that are or may become available; the beneficial characteristics, safety, efficacy and therapeutic effects of our product candidates; our ability to obtain FDA approval for of GelrinC or any future product candidate and obtain and maintain regulatory approval; our ability to obtain market acceptance of GelrinC or any future product candidate from the medical community and third-party payors; our plans relating to the further development of GelrinC or any future product candidate, including additional disease states or indications we may pursue; existing regulations and regulatory developments in the United States and other jurisdictions; our plans and ability to obtain or protect intellectual property rights, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others; the need to hire additional personnel and our ability to attract and retain such personnel; our estimates regarding expenses, future revenue, capital requirements and needs for additional financing; our dependence on third parties; our financial performance and our ability to repay our loans and debts; and our ability to negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations. For a more detailed description of the risks and uncertainties affecting Regentis, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the section titled “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on February 24, 2026 and other public reports filed with the SEC. Forward-looking statements contained in this announcement are made as of this date, and Regentis undertakes no duty to update such information except as required under applicable law.

Contact:

Ori@regentis.co.il

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